

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

James Mountain
Chief Financial Officer
Armour Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, FL 32963

>   **Re: Armour Residential REIT, Inc.**
>   **Form 10-K for the year ended December 31, 2020**
>   **Filed February 17, 2021**
>   **File No. 001-34766**
>   **Form 8-K filed on February 17, 2021**
>   **File No. 001-34766**

Dear Mr. Mountain:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 8-K filed on February 17, 2021

Core Income, page 3

1.   We note your disclosure of core income. This non-GAAP measure appears to include adjustments for various realized and unrealized gains (losses) as well as for impairments to your investment portfolio. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core income.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gordon Harper